Exhibit 99.1

NCI Granted Second Grace Period by Nasdaq for Minimum Bid Price Compliance

HONG KONG, Jan. 08, 2025 (GLOBE NEWSWIRE) -- Neo-Concept International Group Holdings Limited (Nasdaq: NCI) (the “Company”) announced that it received a letter from Nasdaq on January 7, 2025, indicating that the Company is granted an additional 180 calendar days, until July 7, 2025, to regain compliance with the minimum bid price requirement of $1 per share, as stipulated by Nasdaq Listing Rule 5550(a)(2).

Should the Company fail to demonstrate compliance by July 7, 2025, Nasdaq Staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Nasdaq Staff’s determination to a Hearings Panel.

Currently, the Company is assessing strategies to achieve compliance and is committed to fulfilling Nasdaq’s continued listing requirements. While it will exert all reasonable efforts to meet Rule 5550(a)(2), there is no guarantee that compliance can be successfully achieved.

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About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets. It also sells its own branded apparel products under the brand “Les100Ciels” through retail stores in UK as well as the e-commerce platform www.les100ciels.com.

NCI is dedicated to minimizing its environmental footprint by implementing various eco-friendly practices. It prioritizes recycling, clean processes, and traceable sourcing as part of its commitment to reducing environmental impact. Additionally, NCI actively seeks sustainable solutions throughout the garment production process, aiming to meet the needs of its customers in an environmentally responsible manner.

SAFE HARBOR STATEMENT

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Enquiries:

Neo-Concept International Group Holdings Limited Investor Relations Contact:

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
(+852) 2798-8639
Email: ir@neo-ig.com